Mail Stop 3561

      	January 26, 2006


Via U.S. Mail

Fred Robustelli, Esq.
GE Commercial Financial Services
401 Merritt 7, 4th Floor
Norwalk, CT  06851

Re: 	CDF Funding, Inc.
	Registration Statement on Form S-3
	Filed December 30, 2005
	File No. 333-130782

Dear Mr. Robustelli:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review only covers the issues addressed in our comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted. See our related comments below for more guidance.
2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
5. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Prospectus Supplement
Cover Page
6. Please revise to use the terminology set out in Regulation AB when referring to transaction parties. In this regard, please identify GE
Dealer Floorplan Master Note Trust as the issuing entity. Refer to
Item 1101(f) of Regulation AB for the definition of issuing entity.
Also, please note that the issuer of the asset-backed securities is the depositor for the particular issuing entity. Refer to Securities
Act Rule 191 and Item 1101(b) of Regulation AB. As such, please revise your use of the defined term "issuer" here and throughout the prospectus.
7. Please revise your statement here and on the cover page of the base prospectus to ensure that it accurately reflects the language under
Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity.

Summary of Terms, page S-1
8. Please revise to disclose the identity of the administrator and briefly describe the administrator`s role. See Item 1103(a)(1) of Regulation AB.

Addition of Assets to the Issuer, page S-3
9. We note that the seller may add to the trust property from time to time. Please confirm that asset additions will not exceed the limitations provided in Item 1101(c)(3)(i) of Regulation AB.

Allocations of Collections and Losses, page S-4
10. Please include a graphical illustration or flow chart that would complement the narrative description of the allocations of principal and losses currently presented in the summary or advise why a graphical illustration among the various classes of certificates would not aid the understanding of the flow of funds to a potential investor. Alternatively, provide a graphical illustration or flow chart in an appropriate section in the prospectus supplement.

Revolving Period, page S-6
11. Please revise to briefly explain the use of principal collections received during the revolving period. Refer to Item
1103(a)(3)(vi) of
Regulation AB.

Controlled Accumulation Period, page S-6
12. Please briefly disclose the difference between the commencement of the controlled accumulation period and the expected principal payment date. Also, please briefly disclose why the commencement of the controlled accumulation period is subject to adjustment.

Shared Principal Collections, page S-6
Overconcentrations, page S-6
13. Please add bracketed language to quantify the minimum free equity amount and free equity amount in the summary.

Credit Enhancement, page S-7
14. Please include a bracketed placeholder for other possible credit
enhancement disclosure.  We note your disclosure beginning on page
58
of the base prospectus.
15. Add bracketed language to the prospectus supplement to clarify that you will provide the financial information as outlined in Item
1114(b) if the aggregate significance percentage is 10% or more.
16. Confirm you will file any enhancement or support agreements as exhibits. Refer to Instruction 1 to Item 1114(a).

The Accounts, page S-13
General
17. We note that other entities that are affiliated with the Originator may originate pool assets. Please tell us whether you would include receivables from originators that are not affiliated with CDF or BAC. If so, please add bracketed language to clarify that disclosure of each entity`s origination program will be provided if the entity is expected to originate 20% or more of the pool assets.
Refer to Item 1110(b)(2) of Regulation AB.

Description of Receivables in the Portfolio of the Issuer, page S-
16
General
18. Please expand your disclosure to provide information on whether the receivables are secured or not, billing and payment procedures and other asset-type concentrations that may be material to the receivables included in the asset pool being securitized (for example, the percentage of receivables from dealers, manufacturer or distributors). Refer to Items 1111(b)(10), (12) and (15) of Regulation AB.
19. Please add bracketed language to provide information regarding the credit quality of the receivables included in the asset pool being securitized. Refer to Item 1111(b)(11) of Regulation AB. We note your discussion of the credit underwriting process in the base prospectus.
20. Please expand your disclosure to provide specific information on the revolving accounts included in the trust pool to the extent material. Refer to Item 1111(b)(8) of Regulation AB.


Geographic Distribution, page S-16
21. To the extent 10% or more of the pool assets are located in any one state or geographic region, disclose factors specific to such state or region that may materially impact the pool. Please refer to
Item 1111(b)(14) of Regulation AB.

Major Customers, page S-18
22. Please add bracketed language to provide disclosure required under
Item 1112(a) of Regulation AB if any major customer meets the definition provided under Item 1101(k) of Regulation AB. Also, add bracketed language to provide disclosure required under Item 1112(b)
of Regulation AB to the extent a customer represents 10% or more of the pool assets.

Delinquency Experience, page S-19
23. Please disclose the delinquency and loss information on the receivables included in the trust pool being securitized through the point that assets are charged off as uncollectible pursuant to 1100(b)(1) of Regulation AB. We note your disclosure on page 15 of the base prospectus that receivables may be charged off anywhere from
180 days to 360 days past due. Refer to Item 1111(c) of Regulation
AB.
24. Please describe how delinquencies are determined. Refer to Items
1100(b)(5) and 1101(d) of Regulation AB.
25. Please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to
General Instructions I.B.5 to Form  S-3.

Static Pool Information, page S-21
26. Please add to the base prospectus your intention to provide static
pool information on an Internet website.  Refer to Rule 312(a)(1)
of
Regulation    S-T.

Payment Rates, page S-22
27. Please add bracketed language to disclose the payment rates for the receivables included in the asset pool being securitized.
Refer
to Item 1111(b)(5) of Regulation AB.
Controlled Accumulation Period, page S-24
28. Please include the meaning of the term "determination date" in the
Glossary.

Reports to Noteholders, page S-30
29. Please provide a more detailed description of the reports required under the transaction documents and reports to be filed with the Commission or include a cross-reference to this information provided in the base prospectus. Refer to Item 1118(a) and (b) of Regulation
AB.  Also, please provide the disclosure you refer to in Annex II.

Annex I
30. Please revise to clarify that the information in the annex is an integral part of the prospectus supplement.
31. Please disclose the commencement of controlled accumulation period date for the other series listed in the annex.

Base Prospectus

Creation of Floorplan Receivables, page 12
32. Please tell us whether you plan to include delayed funding receivables in the asset pool being securitized.

Participation and Syndication Arrangements, page 16
33. We note that receivables securitized may also include "participation interests in receivables" and "syndicated credit facilities." Please note that these would be viewed as securities, the offer and sale of which, unless exempt, would be subject to the registration requirements of the Securities Act. Please confirm that you will comply with the requirements of Rules 190 and 191 of the Securities Act with respect to loan participations. You may refer to
SEC Release 33-8518, Section III.A.6.

Originators` Securitization Experience, page 16
34. We note in the prospectus supplement that CDF and BAC will be originators of the receivables included in the asset pool. Please disclose the substance of the securitization experience for CDF and
BAC. Please expand similar disclosure for GE Capital on page 25. The Servicers, page 24
GE Capital, page 24
35. We note the last sentence of this section that appears on page
25
that GE Capital has retained CDF as sub-servicer to perform all of GE
Capital`s servicing responsibilities with respect to the issuer. Please revise this section to disclose CDF`s servicing experience pursuant to Item 1108(b).
36. Furthermore, please revise to disclose the material terms of the sub-servicing agreement and CDF`s duties. Please refer to Item 1108(c). Please confirm that you will file the sub-servicing agreement as an exhibit.
37. Please confirm that you will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved in the current transaction, including when specific servicing functions are outsourced to third parties. Refer to
Instructions to Items 1122 and 1123 of Regulation AB.

Evidence as to Master Servicer`s Compliance, page 32
38. It is unclear why you have listed only a few of the servicing criteria that will be used by each servicing party. Please revise the last paragraph to clarify that each servicing party will use the servicing criteria provided under Item 1122(d) of Regulation AB.

Funding Period, page 42
39. We note that you may use a prefunding period. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than
50% of the proceeds of the offering to fund the account.
40. Furthermore, please revise your summary in the prospectus supplement to include bracketed language to disclose the information required by Item 1103(a)(5)(i), (ii), (iv), (v), (vi), and Item 1111(g)(2), as applicable.

Interest Payments, page 48
41. We note that the interest rate may be fixed, floating or any other type of rate specified in the prospectus supplement. Please delete the phrase "any other type of rate" and disclose all the types of rates contemplated in the base prospectus. Also, disclose the indices that the floating interest rate would be based on and confirm that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index.
42. We note that interest payments or deposits on any payment date may be paid from a derivative instrument. However, it does not appear that you contemplate using any derivative instruments in the base prospectus. Please delete "derivative instrument" from the fourth bullet point. Alternatively, expand your disclosure in the credit enhancement section of the base prospectus to include information on derivative instruments that you contemplate including in an actual takedown.

Fees and Expenses Payable from Collections, page 57
43. We note that the amount or calculation fees may vary and the distribution priority of fees will be specified in the related prospectus supplement. As such, we believe that relocating the fee table to the prospectus supplement would aid investor understanding of the fee structure that would be relevant to the particular ABS offering. Please refer to SEC Release 33-8518, Section III.B.6. Please revise or advise.

Credit Enhancement, page 58
General
44. Please revise to delete your reference to another method of credit enhancement described in the accompanying prospectus supplement. We view this as a catch-all. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown in the base prospectus.
45. We note that you contemplate adding a guarantee on the applicable notes. However, it is not clear how you contemplate "separately registering" the guarantee. Instead, please register the guarantee on this registration statement.

Reserve Account, page 61
46. Please delete the phrase "other form of credit" or include a description here.
47. Please delete your reference to a "derivative contract" or provide us with your legal analysis to explain how this contract would meet the definition of an asset-backed security. Refer to Item 1101(c)(1)
of Regulation AB.


Part II
Item 17. Undertakings
48. Please revise to include new undertakings required under the Securities Offering Reform. Refer to Item 512(a) of Regulation S-K.

Signature Page
49. Please revise the signature page for the depositor. The registration statement should be signed by at least a majority of the depositor`s board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3348 with any other questions.

      	Regards,



      	Jennifer G. Williams
      	Special Counsel

cc:	Marc Klyman, Esq.
	Mayer, Brown, Rowe & Maw LLP
	Fax:  (312) 706-8158
Fred Robustelli, Esq.
CDF Funding, Inc.
January 26, 2006
Page 1